GE HealthCare Technologies Inc.

500 W. Monroe Street

Chicago, Illinois 60661

June 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549-6010

Attention: Jessica Ansart

Re:	GE HealthCare Technologies Inc.

Registration Statement on Form S-1 (File No. 333-272419)

Dear Ms. Ansart:

GE HealthCare Technologies Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-272419) (the “Registration Statement”) be accelerated and that it be declared effective June 7, 2023 at 4:00 p.m. Eastern time, or as soon as practicable thereafter, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.

Please direct any questions regarding this filing to Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034.

Sincerely,

/s/ Frank R. Jimenez

Frank R. Jimenez

General Counsel and Corporate Secretary of GE HealthCare Technologies Inc.

cc:	Andrew L. Fabens, Gibson, Dunn & Crutcher LLP